Exhibit 21.1
AMH HOLDINGS, LLC
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Jurisdiction
Associated Materials Holdings, LLC	Delaware, United States
Associated Materials, LLC	Delaware, United States
Associated Materials Finance, Inc.	Delaware, United States
Gentek Holdings, LLC	Delaware, United States
Gentek Building Products, Inc.	Delaware, United States
Associated Materials Canada Limited	Ontario, Canada
Gentek Canada Holdings Limited	Ontario, Canada
Gentek Building Products Limited Partnership	Ontario, Canada